March 23, 2011

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Cresud S.A.C.I.F. y A., Form 20-F for Fiscal Year Ended June 30, 2010

Filed December 30, 2010, File No. 001-29190

Ladies and Gentlemen:

On behalf of Cresud S.A.C.I.F. y A. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated February 23, 2011 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2010, pursuant to the Securities Act of 1934, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Fiscal Year Ended June 30, 2010

Operating Financial Review and Prospects, page 161

Liquidity and Capital Resources, page 217

1.	We note on page 222 and F-46 you have a significant amount of bank overdrafts, 609 million pesos at June 30, 2010, up from 167 million pesos at June 30, 2009. In future filings, please address your reliance upon overdrafts in meeting your liquidity requirements, or explain to us why disclosure is not necessary. Please provide draft disclosure.

The Company advises the Staff that its use of overdrafts is mainly to finance its short term capital expenditures and financial needs, giving the Company flexibility with respect to its short-term funding needs. The Company notes that overdrafts are a typical source of funding in the Argentine local banking system and advises the Staff that in future filings it intends to include overdrafts as one of the Company’s sources of liquidity. Set forth below is a draft of the proposed disclosure:

Liquidity

Our principal sources of liquidity have historically been:

•	cash generated by our issuance of common shares;

Mr. John Reynolds
Securities and Exchange Commission	- 2 -	March 23, 2011

•	cash generated by operations;

•	cash from borrowings (including cash from bank loans and overdraft facilities) and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from the sale of farmlands.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of interests in related companies;

•	capital expenditures for property, plant and equipment (including acquisitions or purchases of farmlands);

•	interest payments and repayments of short-term and long-term debt; and

•	payments of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of real estate investments, bank borrowings, long-term debt and capital financing.

Tabular Disclosure of Contractual Obligations, page 235

2.	The total balance of long-term debt obligations presented does not clearly reconcile to the information that you provide in Note 4 to the audited financial statements on page F-46. For instance, you disclose that the total balance of long-term debt obligations including accrued and prospecting interest is 1,640.9 million Pesos; however, we note the total balance of short-term debt and long-term debt disclosed on page F-46 is $1,912.9 million Pesos. In future filings, please reconcile the balances of long-term debt obligations and other long-term obligations as disclosed in the table to the balance sheet or explanatory footnotes. In addition, provide us with a draft of your proposed disclosure based on the June 30, 2010 balances.

Mr. John Reynolds
Securities and Exchange Commission	- 3 -	March 23, 2011

The Company advises the Staff that in future filings it intends to reconcile the balances of long-term debt obligations and other long-term obligations as disclosed in the table to the balance sheet or explanatory footnotes. Set forth below is a draft of our proposed disclosure based on our June 30, 2010 balances:

	Payments due by period (in millions of Pesos) (1)
	Total	Less than 1 year	More than 1 year and up to 3 years	More than 3 years and up to 5 years	More than 5 years

Long-term debt obligations (2)	1,640.9	370.1	247.5	101.7	921.6
Purchase obligations	82.3	69.5	6.4	2.6	3.8
Other long-term obligations	53.9	12.1	19.4	21.5	0.9
Total	1,777.1	451.7	273.3	125.8	926.3

(1)	Includes accrued interest and interest currently expected to be accrued during the periods indicated.
(2)	Excludes bank loans, bank overdrafts including accrued interest, short-term debt, bank loans from foreign financial institutions and seller financing in an aggregate amount of Ps. 972.1 (see Note 4.i to our audited financial statements) and includes Ps. 700.1 of interest currently expected to be accrued.

3.	We note that the table does not present any lease payments. However, you disclose on page 88 that you conduct some business on leased land and you disclose minimum future rentals on non-cancelable leases for each of the five succeeding fiscal years on page F-113. Please revise in future filings to include these payments in your contractual obligation table pursuant to item 5.F.1 of Form 20-F or tell us why your future rental payments are not required to be presented in the table.

In response to the Staff’s comment, the Company advises the Staff that a portion of the Company’s agricultural activities are conducted on leased farmland. However, land leases have generally expiration terms of one year (comprising one harvest season or campaign) and are paid in advance during the season. Therefore, the Company has no contractual obligations on leased land as of June 30, 2010 for the 2010-2011 season.

In addition, the Company wishes to clarify the Staff that the table included on page F-113 does not relate to the agricultural activities of the Company, rather it relates to its real estate activities. However, this table discloses future minimum rentals to be received on “non cancelable leases”. The Company will enhance disclosure in future filings to avoid any potential confusion between the contents of the contractual obligations table in relation to the distinctive activities of the Company.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams

cc:	Gabriel Blasi

Esteban Grinberg

March 23, 2011

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	Cresud S.A.C.I.F. y A., Form 20-F for Fiscal Year Ended June 30, 2010

Filed December 30, 2010, File No. 001-29190

Ladies and Gentlemen:

In response to the third comment set forth in the Commission’s staff’s comment letter dated February 23, 2011 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Cresud S.A.C.I.F. y A. (the “Company”), originally submitted on December 30, 2010, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Gabriel Blasi Chief Financial Officer CRESUD S.A. C.I.F. y A.

cc: David L. Williams